

Rohit Magdum · 3rd

CTO at Atense, Inc.

Pune, Maharashtra, India · 492 connections · **Contact info**

 **Atense, Inc.**

 **Shivaji University**

Experience



CTO Atense Inc.

Atense, Inc. · Self-employed

Jan 2019 – Present · 2 yrs 1 mo

India

Co-Founder

VoidStarIndia Solutions LLP · Self-employed

Apr 2017 – Present · 3 yrs 10 mos

Pune, Maharashtra, India



Sr Software engineer

Mobiliya

Apr 2017 – Apr 2018 · 1 yr 1 mo

Pune Area, India

Worked in Dell IoT devices writing device driver



Sr Software Engineer

GS Lab

Jun 2015 – Apr 2017 · 1 yr 11 mos

Pune

Working on Non SQL data base and Windows System programming.

Software Developer

Media Magic Technologies

May 2013 – May 2015 · 2 yrs 1 mo

Aundh Pune

My responsibilities include designing softwares and implementing them.

Show 2 more experiences ⌄

Education



Shivaji University

B.E., ENTC

2005 – 2009

Skills & endorsements

C · 20

 Endorsed by **Nachiket Kulkarni and 2 others who are highly skilled at this**

 Endorsed by **2 of Rohit's colleagues at M Magic Technologies Pvt Ltd**

C++ · 11

 Endorsed by **3 of Rohit's colleagues at Media Magic Technologies Pvt Ltd**

DirectX · 7

 Endorsed by **2 of Rohit's colleagues at Media Magic Technologies Pvt Ltd**

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Interests

 **GS Lab**
20,945 followers

 **Tesla**
7,520,370 followers

 **QLogic, a wholly owned subsidiary of Ca**
14,071 followers

 **Satya Nadella**
CEO at Microsoft
8,726,708 followers

 **NVIDIA**
710,994 followers

 **Intel Corporation**
2,297,439 followers

See all